Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated October 29, 2014

STOXX Europe Low Beta High Div 50 Price EUR Index (Bloomberg: SDB50EP Index)

Quarterly Performance Report - 30 September 2014

The STOXX Europe Low Beta High Div 50 Index (the “Index”) aims to select 50 companies from the STOXX Europe 600 Index, which have the lowest 12-month betas to the EURO STOXX 50 Index as well as 12-month net dividend yields higher than the same index. Currently, the Index has a balanced exposure to Euro and non-Euro country stocks, with non-Euro countries currently representing 65% of the total allocation. In addition, the Index is currently comprised predominantly of mid cap stocks. The current Index constituents have a weighted average market capitalization of 20 billion Euro compared to 60 billion for the EURO STOXX 50 Index.

The Index is currently diversified across both geographies and industry sectors. In 2014, 50% of the Index is comprised of stocks of companies based in Britain, Switzerland and Norway. It is worth noting that the Index allocates 10% of its exposure to Italy and only 8% to France and Germany combined (compared to 68% for the EURO STOXX 50 Index).

The top three industry sectors are Utilities (26%), Financials (17%) and Telecommunication Services (16%). The Index gives large weights to Utilities and Telecommunication Services, whose stocks typically have low betas, as well as a large weight to Financials, whose stocks typically have high betas. As compared to the EURO STOXX 50 Index, the Index focuses more on “defensive” Financials with stable earnings such as insurance and financial infrastructure firms such as Zurich Re and Bolsas Espanoles (Spanish Exchange).

Over the last 6 months, the Index has outperformed the EURO STOXX 50 Index by more than 1% with a lower realized volatility. However, the Index underperformed the EURO STOXX 50 Index in September as well as during the 3 month period ending in September. Because the Index did not go live until March 13, 2014, the Index has a very limited performance history and such short historical performance of the Index is no indication of future performance.

Out of the worst performing constituent stocks this month, 3 are connected to the offshore drilling business. Seadrill (which is closely associated with Rosneft) has been adversely affected by the Russia-Ukraine crisis. The stock price of Fugro (Dutch geological data service provider) dropped due to a profit warning in July and a write down of 300 million Euro in the first half of this year. In the Telecommunications Services sector, the stock of TDC decreased 18.18% due to weaker than expected second quarter results and the selling of 2.2 billion U.S. dollars’ worth of debt to finance the acquisition of Norwegian cable-TV provider Get AS. However, some of the losses in September were offset by the strong performance of Gjensidige, Baloise (Insurance sector) and Cez (Utilities sector).

Performance (5Y)
Live Date
SDB50EP Index
SX5E Index
Realized Vol Spread (90D)

Monthly Returns (Last 12 Months)
SDB50EP Index
SX5E Index

Performance Summary

Stat	SDB50EP Index	SX5E Index
5Y (Growth)	33.88%	12.30%
5Y (CAGR)	6.01%	2.35%
1M Return	-0.45%	1.68%
3M Return	-0.79%	-0.07%
6M Return	3.21%	2.03%
1Y Return	15.42%	11.50%
YTD	7.89%	3.76%
Annualised daily Volatility (5Y)	12.37%	21.62%
Sharpe Ratio (5Y)	0.49	0.11
Worst Drawdown(5Y)	-19.25%	-34.97%

Best / Worst Performers in July - September 2014

SDB50EP Index	Weight	3M Return	SX5E Index	Weight	3M Return
Gjensidige Forsikring Asa	0.58%	23.55%	Asml Holding Nv	1.41%	15.89%
Baloise Holding Ag - Reg	1.01%	17.22%	Sanofi	5.08%	15.44%
Cez As	0.83%	17.17%	Essilor International	0.88%	12.25%
Direct Line Insurance Group	1.68%	14.61%	Axa Sa	1.97%	11.77%
Belgacom Sa	1.40%	13.72%	Ing Groep Nv-Cva	2.04%	10.23%
Fugro Nv-Cva	1.11%	-42.69%	Vinci Sa	1.32%	-15.74%
Seadrill Ltd	1.94%	-27.23%	Basf Se	3.63%	-14.58%
Tdc A/S	0.94%	-18.18%	Volkswagen Ag-Pref	1.24%	-14.29%
Tgs Nopec Geophysical Co Asa	0.83%	-16.62%	Compagnie De Saint Gobain	0.95%	-12.06%
Saipem Spa	3.77%	-14.52%	Schneider Electric Se	1.88%	-11.56%

Sector Allocation / Performance

Sector Allocation
Utilities
Financials
Telecommunication Services
Consumer Staples
Energy
Consumer Discretionary
Materials
Industrials
Information Technology
Health Care
SDB50EP Index
SX5E Index

Sector Returns
Utilities
Financials
Telecommunication Services
Consumer Staples
Energy
Consumer Discretionary
Materials
Industrials
Information Technology
Health Care
SDB50EP Index
SX5E Index

Source: Deutsche Bank, Bloomberg Finance, L.P.

Performance as of 30th September 2014. The Index did not exist prior to March 13, 2014 (the “Live Date”). The Index has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before the Live Date. All results prior to the Live Date were retrospectively calculated. Accordingly, the results shown during the retrospective period are hypothetical and do not reflect actual returns. Past performance is not an indicator of future results. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. See “Key Risk Factors” below for more information.

Key Risk Factors
Before investing in any financial product linked to the Index, prospective investors should carefully consider the following key risk factors as well as the matters set forth in the relevant disclosure documents, including the risk disclosure for such investment.
— The Index aims to select 50 companies from the STOXX Europe 600 Index, which have 12-month net dividend yields higher than the EURO STOXX 50 Index and the lowest 12-month betas to the same index. If the Index strategy is not successful, the return on your investment may be adversely affected.
— There is no assurance that the Index will outperform the EURO STOXX 50 Index. Even if the Index does outperform the EURO STOXX 50 Index, the level of the Index may decline, in which case, you may lose some or all of your investment.
— Calculation of the Index began on March 13, 2014. Therefore, the Index has a very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before March 13, 2014.
— The Index methodology was designed, constructed and tested using historic market data and based on knowledge of factors that may have affected its performance. The returns prior to March 13, 2014 were achieved by means of a retroactive application of the back-tested Index methodology designed with the benefit of hindsight.
— STOXX, the sponsor of the Index, carries out the calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. STOXX also conducts general methodology reviews in a periodic and ad-hoc basis to reflect economic and political changes and developments in the investment industry. STOXX may introduce changes to the methodology of the Index as result of these activities. Any of these actions could adversely affect the value of securities linked to the Index.
— Because the Index may consist of stocks denominated in non-Euro currencies that are converted into Euro for purposes of calculating the level of the Index, the Index is subject to currency exchange rate risk with respect to each of the non-Euro currencies represented in the Index.

SDB50EP Index				SX5E Index			
Name	**Sector**	**Weight**	**3M Return**	**Name**	**Sector**	**Weight**	**3M Return**
EUTELSAT COMMUNICATIONS	Consumer Discretionary	0.79%	0.75%	INDITEX	Consumer Discretionary	1.18%	-2.69%
SES	Consumer Discretionary	1.42%	-1.17%	BAYERISCHE MOTOREN WERKE AG	Consumer Discretionary	1.44%	-8.21%
BRITISH SKY BROADCASTING GRO	Consumer Discretionary	2.69%	-2.43%	LVMH MOET HENNESSY LOUIS VUI	Consumer Discretionary	1.78%	-8.59%
AXEL SPRINGER SE	Consumer Discretionary	0.61%	-3.03%	DAIMLER AG-REGISTERED SHARES	Consumer Discretionary	3.09%	-11.21%
LAGARDERE SCA	Consumer Discretionary	0.85%	-10.91%	VOLKSWAGEN AG-PREF	Consumer Discretionary	1.24%	-14.29%
ORKLA ASA	Consumer Staples	0.60%	6.31%	ANHEUSER-BUSCH INBEV NV	Consumer Staples	3.26%	5.03%
IMPERIAL TOBACCO GROUP PLC	Consumer Staples	4.73%	2.80%	L'OREAL	Consumer Staples	1.52%	-0.12%
UNILEVER NV-CVA	Consumer Staples	4.97%	-0.40%	UNILEVER NV-CVA	Consumer Staples	2.51%	-0.40%
WM MORRISON SUPERMARKETS	Consumer Staples	2.48%	-8.23%	DANONE	Consumer Staples	1.57%	-2.29%
SUEDZUCKER AG	Consumer Staples	1.51%	-12.65%	CARREFOUR SA	Consumer Staples	0.83%	-9.21%
AKASTOR ASA	Energy	0.47%	9.12%	TOTAL SA	Energy	6.02%	-1.32%
STATOIL ASA	Energy	4.70%	-6.04%	REPSOL SA	Energy	0.92%	-2.39%
SAIPEM SPA	Energy	3.77%	-14.52%	ENI SPA	Energy	2.56%	-2.69%
TGS NOPEC GEOPHYSICAL CO ASA	Energy	0.83%	-16.62%	AXA SA	Financials	1.97%	11.77%
SEADRILL LTD	Energy	1.94%	-27.23%	ING GROEP NV-CVA	Financials	2.04%	10.23%
FUGRO NV-CVA	Energy	1.11%	-42.69%	DEUTSCHE BANK AG-REGISTERED	Financials	1.71%	8.09%
GJENSIDIGE FORSIKRING ASA	Financials	0.58%	23.55%	INTESA SANPAOLO	Financials	1.60%	6.65%
BALOISE HOLDING AG - REG	Financials	1.01%	17.22%	BNP PARIBAS	Financials	2.92%	6.00%
DIRECT LINE INSURANCE GROUP	Financials	1.68%	14.61%	SOCIETE GENERALE SA	Financials	1.56%	5.66%
KOMERCNI BANKA AS	Financials	0.43%	12.34%	ALLIANZ SE-REG	Financials	2.97%	5.46%
ZURICH INSURANCE GROUP AG	Financials	5.33%	6.55%	BANCO BILBAO VIZCAYA ARGENTA	Financials	2.74%	4.35%
CORIO NV	Financials	1.09%	4.09%	ASSICURAZIONI GENERALI	Financials	1.05%	4.06%
SWISS RE AG	Financials	4.84%	-3.49%	UNICREDIT SPA	Financials	1.63%	2.37%
SWISS PRIME SITE-REG	Financials	0.60%	-3.54%	BANCO SANTANDER SA	Financials	4.51%	1.81%
BOLSAS Y MERCADOS ESPANOLES	Financials	0.75%	-12.33%	MUENCHENER RUECKVER AG-REG	Financials	1.18%	-3.30%
IMMOFINANZ AG	Financials	0.43%	-12.91%	UNIBAIL-RODAMCO SE	Financials	1.00%	-4.12%
RYANAIR HOLDINGS PLC	Industrials	1.32%	8.94%	SANOFI	Health Care	5.08%	15.44%
ASM INTERNATIONAL NV	Information Technology	0.48%	-5.03%	ESSILOR INTERNATIONAL	Health Care	0.88%	12.25%
YARA INTERNATIONAL ASA	Materials	2.40%	4.98%	BAYER AG-REG	Health Care	4.26%	7.51%
K+S AG-REG	Materials	3.44%	-6.50%	KONINKLIJKE PHILIPS NV	Industrials	1.10%	9.02%
BELGACOM SA	Telecommunication Services	1.40%	13.72%	AIRBUS GROUP NV	Industrials	1.37%	1.80%
TELE2 AB-B SHS	Telecommunication Services	1.72%	10.74%	SIEMENS AG-REG	Industrials	4.01%	-2.16%
ZIGGO NV	Telecommunication Services	1.52%	9.83%	DEUTSCHE POST AG-REG	Industrials	1.19%	-3.86%
SWISSCOM AG-REG	Telecommunication Services	2.68%	5.24%	SCHNEIDER ELECTRIC SE	Industrials	1.88%	-11.56%
TELIASONERA AB	Telecommunication Services	4.18%	2.27%	COMPAGNIE DE SAINT GOBAIN	Industrials	0.95%	-12.06%
TELENOR ASA	Telecommunication Services	2.41%	0.93%	VINCI SA	Industrials	1.32%	-15.74%
ELISA OYJ	Telecommunication Services	0.79%	-5.91%	ASML HOLDING NV	Information Technology	1.41%	15.89%
TELEFONICA DEUTSCHLAND HOLDI	Telecommunication Services	0.48%	-13.32%	SAP SE	Information Technology	2.83%	1.24%
TDC A/S	Telecommunication Services	0.94%	-18.18%	AIR LIQUIDE SA	Materials	1.69%	-2.06%
CEZ AS	Utilities	0.83%	17.17%	CRH PLC	Materials	0.66%	-2.35%
ENAGAS SA	Utilities	2.97%	12.30%	BASF SE	Materials	3.63%	-14.58%
RED ELECTRICA CORPORACION SA	Utilities	2.12%	5.51%	VIVENDI	Telecommunication Services	1.27%	6.99%
PENNON GROUP PLC	Utilities	0.56%	3.44%	ORANGE	Telecommunication Services	1.13%	3.30%
TERNA SPA	Utilities	2.61%	3.37%	TELEFONICA SA	Telecommunication Services	2.43%	-2.12%
SSE PLC	Utilities	3.23%	2.77%	DEUTSCHE TELEKOM AG-REG	Telecommunication Services	1.75%	-6.25%
CENTRICA PLC	Utilities	4.22%	0.09%	IBERDROLA SA	Utilities	1.49%	4.24%
SNAM SPA	Utilities	3.74%	-0.45%	GDF SUEZ	Utilities	1.45%	-1.22%
FORTUM OYJ	Utilities	2.86%	-1.53%	ENEL SPA	Utilities	1.30%	-1.22%
SEVERN TRENT PLC	Utilities	1.09%	-2.85%	RWE AG	Utilities	0.73%	-1.63%
EDP-ENERGIAS DE PORTUGAL SA	Utilities	1.82%	-5.70%	E.ON SE	Utilities	1.40%	-3.88%

Source: Deutsche Bank, Bloomberg Finance, L.P.
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The STOXX Europe Low Beta High Div 50 Index is the intellectual property (including registered trademarks) of STOXX limited, Zurich, Switzerland, and/or its licensors ("Licensors"), which is used under license. Any investments based on the Index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither of the Licensors shall have any liability with respect thereto.